Himalaya Shipping Ltd. (HSHP) – Approval of issuance of shares

Hamilton, Bermuda, April 9, 2026

Reference is made to the announcements by Himalaya Shipping Ltd. (the “Company”) regarding its share option program.

The Company has received exercise notices from participants in the share option program for the exercise of 220,000 share options.

The board of directors has consequently resolved to issue 220,000 new shares to meet the Company’s obligation to deliver such option shares subject to the payment to the Company of the strike price of USD 6.70 per share and to the Company’s compliance with section 4.8.4.4 of Euronext’s Rule Book II and its relating Notice 4.8.4.4. The Company will make a separate announcement when such conditions are met and the new shares are issued.

For further queries, please contact:
Lars-Christian Svensen, Contracted CEO
Telephone +47 476 38 756

About Himalaya Shipping Ltd.:

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has twelve vessels in operation.